ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

9 April 2008

Director/PDMR Shareholding

Reed Elsevier received notification on 8 April 2008 from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trustees”), that between 7-8 April 2008 the Trustees purchased on behalf of the directors of Reed Elsevier PLC and Reed Elsevier NV the number of shares/ADRs noted in the table below, under the terms of the Reed Elsevier Group plc Bonus Investment Plan. As a consequence of these purchases, the directors received matching awards over the number of shares/ADRs also noted in the table below. Following these transactions their interests in the share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

		Reed Elsevier NV
		ordinary		Reed Elsevier NV
	Reed Elsevier	shares/ADRs		ordinary	Current	Current
	PLC ordinary shares	>*	Reed Elsevier PLC	shares/ADRs	interest in Reed	interest in Reed
	purchased on behalf	purchased on behalf	ordinary shares	>*	Elsevier PLC	Elsevier NV
Director	of the director	of the director	matching award	matching award	ordinary shares	ordinary shares

Sir Crispin Davis	56,423	?	96,227	?	749,876	386,940

Mark Armour	14,829	10,014	25,291	16,993	115,751	53,478

Gerard van de Aast	?	18,183	?	30,856	109,018	127,661

Erik Engstrom	?	8,933*	?	15,159*	69,592	211,880

Andrew Prozes	11,944	8,093	20,030	13,505	216,837	158,320

* denotes purchase/award of an ADR

		Reed Elsevier NV
		ordinary		Reed Elsevier NV
PDMR	Reed Elsevier PLC ordinary shares purchased on behalf of the PDMR	shares/ADRs >* purchased on behalf of the PDMR	Reed Elsevier PLC ordinary shares matching award	ordinary shares/ADRs >* matching award

Nick Baker	13,077	?	22,301	?

Ian Fraser	21,419	?	36,530	?

* denotes purchase/award of an ADR

The purchases by the Directors/PDMRs were at the following prices:

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares Reed Elsevier NV ADRs	658.5545p per share €12.3592 per share $38.9707 per ADR

The Reed Elsevier Group plc Bonus Investment Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc. The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years. In addition, in order for the matching award to vest, growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS at constant currencies must exceed 8% per annum compound during the three years 2008-2010.